EXHIBIT 99.4
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Rio Tinto completes acquisition of Mitsubishi’s 11.65% stake in the Boyne aluminium smelter
03 October 2024
Rio Tinto’s previously announced acquisition of Mitsubishi Corporation’s (Mitsubishi) 11.65% interest in
Boyne Smelters Limited (BSL) was completed on 30 September 2024. BSL owns and operates the
Boyne Island aluminium smelter in Gladstone, Australia.

Following completion of the transaction, Rio Tinto’s interest in BSL is now 71.04%.

Rio Tinto looks forward to continuing to work with its BSL joint venture partners and other stakeholders on securing a competitive low-carbon future for its Gladstone operations.

Previously announced acquisitions by Rio Tinto of Sumitomo Chemical Company’s (SCC) 2.46% stake in BSL, and SCC’s 20.64% interest in New Zealand Aluminium Smelters (NZAS), which owns and operates the Tiwai Point aluminium smelter in New Zealand, continue to progress through various conditions precedent.
The acquisition of Mitsubishi’s stake in BSL was for an undisclosed price, as is also the case for the agreed acquisitions of SCC’s stakes in BSL and NZAS.
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